UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
The Western Union Company

2. Name of person relying on exemption
Norges Bank

3. Address of person relying on exemption
Bankplassen 2
P.O. Box 1179 Sentrum
Oslo Q8 0107

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

OSLO
LONDON
NEW YORK
SHANGHAI
SINGAPORE

NBIM

Norges Bank Investment Management

SHANGHAI
Shanghai
BROADWAY

Proxy Access Proposals
Investor Presentation
March/April 2012
Runa Urheim, Vegard Torsnes

Outline
▪ Government Pension Fund Global
▪ Ownership activities
▪ Proxy Access
▪ Structure of NBIM’s proposals
▪ Selected companies

Government Pension Fund Global

3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

NBIM Norges Bank Investment Management

Source: NBIM
2000 bn. 13 Oct 2008
3000 bn. 19 Oct 2010
1000 bn. Dec 2004
Asset class	Value	Percentage fund
Equities	1 945	58.7%
Fixed Income	1 356	41.0%
Real Estate	11	0.3%
The fund’s market value
Billions of kroner, as of 31 December 2011

Billions of dollars (right axis)
% of GDP (left axis)
200
180
160
140
120
100
80
60
40
20
0
1200
1000
800
600
400
200
0
1995
2000
2005
2010
2015
2020

NBIM Norges Bank Investment Management

Sources: Ministry of Finance, National Budget 2012 and Norges Bank
Projected fund size

Governance structure
Stortinget (Norwegian Parliament)
Ministry of Finance
Norges Bank Executive Board
NBIM
• Government Pension Fund Act
• National Budget
• Annual white paper
• National Accounts
• Mandate
• Quarterly and annual
 reports
• Investment strategy
 advice

- A long-term, reliable and principle-based investor

NBIM Norges Bank Investment Management

Mission and Strategy
To safeguard and build financial
wealth for Norway’s future generations
▪ A respected, transparent and responsible manager

15
10
5
0
-5
-10
-15
Quarterly return
Accumulated annualised return
98
99
00
01
02
03
04
05
06
07
08
09
10
11

NBIM Norges Bank Investment Management

Source: NBIM
Return 2011	- 2.5%
Annualised since 1998	4.5%
Quarterly and annualised absolute returns
Percent, measured in international currency

Quarterly relative return
Accumulated annualised relative return
2.5
2
1.5
1
0.5
0
-0.5
-1
-1.5
-2
98
99
00
01
02
03
04
05
06
07
08
09
10
11

NBIM Norges Bank Investment Management

Quarterly and annualised excess return*
Percentage points, measured in international currency
Source: NBIM
Excess return 2011	- 0.13%
Annualised since 1998	0.28%
*) Excluding real estate

Ownership activities

2.5
2.25
2
1.75
1.5
1.25
1
0.75
0.5
0.25
0
99
00
01
02
03
04
05
06
07
08
09
10
11
12
Europe
Americas, Africa and Middle East
Asia and Oceania
Global

NBIM Norges Bank Investment Management

Ownership interest in equity markets
Percent of FTSE All Cap Index’s market capitalisation
Source: FTSE, NBIM

NBIM Investor Expectations:
Climate Change Management
Expectations
Water Management
NBIM Investor Expectations
on Children's Rights
NBIM
NBIM

NBIM Norges Bank Investment Management

Ownership focus areas
1. Equal treatment of shareholders
2. Shareholder influence and board
 accountability
3. Well-functioning, legitimate and efficient
 financial markets
4. Climate change management
5. Water management
6. Children’s rights

NBIM Investor Expectations on Water Management
NBIM
NBIM Investor Expectations on Children's Rights
Sector Compliance Report
2009
NBIM

NBIM Norges Bank Investment Management

1. Expectation documents
2. Dialogue with companies
3. Voting
4. Shareholder proposals
5. Contact with regulatory authorities
6. Public views
7. Legal action
Ownership tools

GOVERNMENT PENSIONFUND GLOBAL ANNUAL REPORT
2011
NBIM

3Q 2011
GOVERNMENT PENSION FUND GLOBAL THIRD QUARTER 2011

NBIM
Government Pension Fund Global
News from NBIM
Stock Slump Weighs on Third Quarter Results
NBIM Wins Gold for 2010 Annual Report
Stock Slump Weighs on Third Quarter Results
3 081 788 659 899
Our mission is to safeguard and build financial wealth for future generations

NBIM Norges Bank Investment Management

▪ Annual and quarterly reports
▪ Holding lists annually
▪ Voting records annually
▪ Real-time updated market
 value on website
▪ www.nbim.no
Transparency

Proxy Access

Shareholder nomination rights are fundamental
▪ Fundamental principle of corporate governance
▪ Will increase board accountability
▪ The right to nominate is normally delegated to the board
▪ It is crucial that shareholder can nominate candidates in special circumstances
▪ A successful board should not fear Proxy Access
▪ A nominee, regardless of proposer, must always be elected by the general meeting
▪ The general meeting will elect the nominee best suited to serve the interests of all shareholders

NBIM’s motivations
▪ NBIM has 108 bn USD (18%) of its assets in US equities
▪ Proxy Access will lower our US investment risk
▪ Long term returns depend on good corporate governance
▪ Need for better board accountability in companies where
 poor performance show an urgency of board changes
▪ Shareholder proposals necessary in the absense of a
 universal rule
▪ NBIM will continue to pursue a universal rule

Structure of NBIM’s proposals

Terms
▪ Binding by-law changes
▪ Enables shareholders to nominate candidates subject to
 reasonable limitations
▪ 1% ownership requirement
▪ 1 year holding requirement
▪ Max 25% of the board nominated by each nominator
▪ Shareholders nominees can constitute max 25% of the board

A hypothetical board election
▪ Company board has 12 seats
▪ Any shareholder may nominate directors up to 25% of the board seats. With 12 seats, this is a maximum of 3 nominees per
 shareholder or shareholder group.
▪ The board nominates 12 candidates
▪ Two shareholders or groups nominate 3 candidates each
▪ The ballot will include 18 nominees, consisting of the 12
 company nominees and the 6 shareholder nominees
▪ Each shareholder may vote FOR a maximum of 12 candidates
 and against as many candidates he wants

Example Vote Outcomes
▪ If one shareholder nominee
 receives more votes than the company nominee receiving the fewest votes, then that shareholder nominee would be elected to the board along with the other 11 company nominees.
▪ If 2 or 3 shareholder nominees
 receive more votes than the company nominees receiving the fewest votes, then those 2 or 3 shareholder nominees would be elected to the board along with the
 10 or 9, respectively, company nominees who received greater shareholder support.
▪ HOWEVER, if 4 or more shareholder nominees
 receive more votes than certain of the candidates nominated by the company, the
 25% cap is triggered and ONLY the 3 shareholder nominees receiving the greatest number of votes would be elected to the board. The resulting board, therefore, would consist of the 3 shareholder nominated candidates who received the greatest number of votes and the 9 company nominated candidates who received the greatest number of votes.

Selected companies

Wells Fargo
▪ The Board has circumvented a shareholder proposal
 ▪ The Board implemented a 25% capital requirement to call an EGM, in contradiction to a 2011 shareholder proposal with a 10% threshold
▪ The Board may amend bylaws without shareholder approval
 ▪ A shareholder proposed amendment needs support of 50% of outstanding shares
▪ The Board has authority to issue new preferred stock
 ▪ Can potentially be used as a takeover defense
▪ Combined roles of CEO and Chairman
▪ Wells Fargo has failed to explain the re-nomination of directors receiving relatively low shareholder support over several years
 ▪ Directors should be assessed on how they have served shareholders across all boards where they have been entrusted with a board seat
 ▪ Low shareholder support expresses shareholder concerns on board accountability, independence and transparency

Staples
▪ Board has circumvented shareholder proposals
 ▪ Implemented a 25% capital requirement to call an EGM, in contradiction to a 2008 proposal with a 10% threshold receiving support of 67% of votes cast
 ▪ Despite majority support on written consent shareholder proposals in 2010 & 2011, the Board has not implemented such right
▪ The Board may amend bylaws without shareholder
 approval
 ▪ A shareholder proposed amendment needs support of 50% of outstanding shares
▪ The Board has authority to issue new preferred stock
 ▪ Can potentially be used as a takeover defense
▪ Combined roles of CEO and Chairman
▪ Staples currently is seeking to exclude NBIM’s proposal

Staples Inc.

TSR FactSet graph 5 Year

SPLS -43.4%
Peers -3.8%
Diff -39.6%
Total Shareholder Return
10
0
-10
-20
-30
-40
-50
-60
30 Dec 06
30 Dec 07
30 Dec 08
30 Dec 09
30 Dec 10
30 Dec 11

NBIM Norges Bank Investment Management

Staples
▪ Total share return inferior to peer group
 ▪ As defined by Staples for executive compensation
Source: Factset

Western Union
▪ Classified Board
 ▪ Western Union has recently proposed declassification
▪ Shareholders cannot convene an EGM
▪ Shareholders cannot act by written consent
▪ The Board may amend bylaws without shareholder
 approval
 ▪ A shareholder proposed amendment needs support of 50% of outstanding shares
▪ The Board has authority to issue new preferred stock
 ▪ Can potentially be used as a takeover defense
▪ In January 2012, the Company stated that the Board would
 submit its own proxy access proposal for consideration by
 shareholders, but has since changed its mind.

Western Union

TSR FactSet graph 5 Year

WU -15.3%
Peers 23.7%
Diff -39.0%
Total Shareholder Return
30
20
10
0
-10
-20
-30
-40
-50
-60
30 Dec 06
30 Dec 07
30 Dec 08
30 Dec 09
30 Dec 10
30 Dec 11

NBIM Norges Bank Investment Management

Western Union
▪ Total share return inferior to peer group
 ▪ As defined by Western Union for executive compensation
Source: Factset

CME Group
▪ Plurality voting standard for board elections
▪ Classified Board
 ▪ CME Group has recently proposed declassification
▪ Large board with 32 directors
▪ Several directors guaranteed re-nomination
▪ Multiple share classes
 ▪ Some with special board election rights
▪ The Board has authority to issue new preferred stock
 ▪ Can potentially be used as a takeover defense
▪ Shareholders cannot convene an EGM
▪ Shareholders cannot act by written consent
▪ The Board may amend bylaws without shareholder approval
 ▪ A shareholder proposed amendment needs support of 2/3 of outstanding shares

CME Group

TSR FactSet graph 5 Year

CME -48%
Peers 0.13%
Diff -48.13%
Total Shareholder Return
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
30 Dec 06
30 Dec 07
30 Dec 08
30 Dec 09
30 Dec 10
30 Dec 11

NBIM Norges Bank Investment Management

CME Group
▪ Total share return inferior to peer group
 ▪ As defined by CME Group for executive compensation
Source: Factset

Charles Schwab
▪ Shareholders cannot convene an EGM
▪ Shareholders cannot act by written consent
▪ Classified Board
 ▪ A 2011 shareholder proposal to declassify received 69 % support
 ▪ Charles Schwab has recently proposed declassification
▪ The Board may amend bylaws without shareholder
 approval
 ▪ A shareholder proposed amendment needs support of 80% of outstanding shares
▪ The Board has authority to issue new preferred stock
 ▪ Can potentially be used as a takeover defense

Please do not send your proxy card to NBIM but return it to
the proxy-voting agent in the envelope that was or will be
provided to you by the respective company.  NBIM is not able to vote your proxies, nor does this communication
contemplate such an event.  This communication is meant to
inform you about NBIM's proposals and to give you valuable
decision-making information when you review your
shareholder proxy for each of the 2012 annual meetings for
Wells Fargo & Company, Charles Schwab Corporation,
Western Union Company, CME Group, Inc., and Staples, Inc.
Disclaimer

OSLO
LONDON
NEW YORK
SHANGHAI
SINGAPORE

NBIM

Norges Bank Investment Management

SHANGHAI
Shanghai
BROADWAY